

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170196

DIVISION OF
CORPORATION FINANCE

February 28, 2017

Ryan Schaffer
Dunkin' Brands Group, Inc.
ryan.schaffer@dunkinbrands.com

Re: Dunkin' Brands Group, Inc.
Incoming letter dated January 5, 2017

Dear Mr. Schaffer:

This is in response to your letter dated January 5, 2017 concerning the shareholder proposal submitted to Dunkin' Brands by Dale Wannen. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Dale Wannen
Sustainvest Asset Management LLC
dale@sustainvestmanagement.com

February 28, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dunkin' Brands Group, Inc.
Incoming letter dated January 5, 2017

The proposal requests that the board issue a report assessing the environmental impacts of continuing to use K-Cup Pods brand packaging.

We are unable to concur in your view that Dunkin' Brands may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Dunkin' Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dunkin' Brands may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Dunkin' Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Dunkin' Brands may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Dunkin' Brands' public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Dunkin' Brands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



January 5, 2017

via e-mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Dunkin' Brands Group, Inc.
Shareholder Proposal by Mr. Dale Wannen of Sustainvest Asset Management LLC

Ladies and Gentlemen:

As Senior Director, Legal Counsel and Assistant Corporate Secretary for Dunkin' Brands Group, Inc., a Delaware corporation (the "Company" or "Dunkin' Brands"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy statement and form of proxy (collectively, the "2017 Proxy Materials") the shareholder proposal (the "Proposal") and the statement in support thereof submitted by Mr. Dale Wannen of Sustainvest Asset Management LLC (the "Proponent"). A copy of the Proposal and the statement in support thereof is attached to this letter as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 through the Commission's email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) under the Exchange Act and SLB 14D provide that shareholder proponents are required to send the company a copy of any correspondence that the proponents elect to submit to the Commission or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.





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THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> RESOLVED: Shareowners of Dunkin Brands request the Board to issue a report at reasonable cost, omitting confidential information, by October 1, 2017 assessing the environmental impacts of continuing to use K-Cup Pods brand packaging.
>
> Supporting Statement: Proponents believe the report should include an assessment of the reputational, financial, and operational risks associated with continuing to use K-Cup packaging and, to the extent possible, goals and a timeline to either phase out this type of packaging or find an environmentally friendly alternative.

A complete copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to any of the following paragraphs of Rule 14a-8:

- 14a-8(i)(10), as the Proposal has been substantially implemented;
- 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations; or
- 14a-8(i)(3), as the Proposal contains materially false and misleading statements in violation of Rule 14a-9.

ANALYSIS

The Proposal may be properly excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company "has already substantially implemented the proposal." As articulated by the Commission in 1976, the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Commission Release No. 34-12598 (July 7, 1976). This predecessor rule was narrowly interpreted by the Staff, however, as no-action relief was granted only when the company could demonstrate that a shareholder proposal had been fully effected. *See* Commission Release No. 34-20091 (August 16, 1983). Acknowledging that this formalistic application defeated the provision's original purpose of avoiding shareholder votes on matters already addressed by management, the Commission proposed an interpretive change to "permit the omission of proposals that have been 'substantially implemented by the issuer.'" Commission Release No. 34-20091. The Commission subsequently reaffirmed this interpretive position in the 1998 amendments to the proxy rules. *See* Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release") at n.30 and accompanying text.

When applying the "substantially implemented" standard, the Staff has stated that a "determination that the company has substantially implemented the proposal depends upon


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whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). The comparing favorably test doesn't require the company's existing policies, practices and procedures to be identical to the shareholder proposal. The Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(10) when a company's actions have satisfactorily addressed the proposal's underlying concerns and its essential objective, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the proponent. *See MGM Resorts International* (February 28, 2012); *Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006). Specifically in the context of shareholder proposals requesting reports on environmental matters, the Staff has consistently concurred that such proposals are substantially implemented when the company's prior public communications address the underlying concerns of the proposal. *See e.g., McDonald's Corporation* (March 26, 2014) (concurring with the exclusion because the company's public disclosures compare favorably with the guidelines of the proposal); *Target Corporation* (March 26, 2013) (concurring with the exclusion where the company's corporate responsibility report addressed the concerns raised by the proposal); *Abercrombie & Fitch Co.* (March 28, 2012) (concurring with the exclusion where the company's corporate responsibility report compared favorably with what would be achieved under the proposal); *MGM Resorts International* (concurring with the exclusion where the company's sustainability report addressed the underlying concern and essential objective of the proposal).

The Proposal may be excluded because the underlying concern and the essential objective of the Proposal have been addressed through the release of the Company's Sustainable Packaging Statement.

The Proposal requests that the Company's Board of Directors prepare a report assessing the environmental impacts of continuing to use K-Cup pods brand packaging, specifically focusing on the reputational, financial and operational risks associated with continued use of the pods and, to the extent possible, including goals and a timeline to either phase out K-Cup pod packaging or find an environmentally friendly alternative. As described above, the Staff has interpreted substantial implementation under Rule 14a-8(i)(10) to require a proposal's underlying concern and essential objective to be satisfactorily addressed. Here, the Proposal's underlying concern is the environmental impact of continued use of non-recyclable K-Cup pods and the essential objective is for the Company to issue a report assessing such impact.

The Company is not a manufacturer of Dunkin' Donuts branded K-Cup pods. Rather, the Company has entered into a license arrangement with Keurig Green Mountain, Inc. ("Keurig"), a personal beverage system company holding approximately 61 percent market share in the North American single-serve coffee market as of December 2015, pursuant to which Keurig is responsible for the manufacture of Dunkin' Donuts branded K-Cup pods. With their considerable market share and single-serve coffee expertise, Keurig was, and the Company believes remains today, the manufacturer that can best accommodate the Company's single-serve coffee market objective to source to-specification product that can be distributed nationwide and online.

As one component of the Company's ongoing corporate social responsibility initiative, the Company released a statement on sustainable packaging, which is freely available on the Company's website at www.dunkinbrands.com/responsibility/our-planet/packaging (the


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"Sustainable Packaging Statement"). The full text of the Sustainable Packaging Statement is attached to this letter as Exhibit B. Recognizing that Keurig's manufacturing expertise makes it best situated to assess the environmental impact and recyclability of K-Cup pods, the Company acknowledges Keurig's publicly stated intention to make 100 percent of K-Cup pods recyclable by 2020 and also directs readers to Keurig's website for more information regarding the environmental impact of its K-Cup pods, which information would not otherwise be available to the Company.

The Keurig Report referred to in the Company's Sustainable Packaging Statement is publicly available and provides readers with additional information regarding the environmental impact and recyclability of K-Cup pods that would not otherwise be available to the Company.

In June 2016, Keurig released its Fiscal Year 2015 Sustainability Report (the "Keurig Report"), which addressed the Proposal's underlying concern by providing Keurig's assessment of the environmental impact of its K-Cup pods, addressing the downfalls of alternative packaging options and identifying Keurig's goal of having 100 percent of K-Cup pods recyclable by 2020. A complete copy of the Keurig Report is freely available on Keurig's website at www.keuriggreenmountain.com/Sustainability/Overview.

The Keurig Report details a 2012 K-Cup pods life-cycle assessment conducted by Keurig to evaluate the pods from cultivation of coffee beans through pod disposal in order to estimate the amount of greenhouse gas emissions (a measure of the emissions that lead to the greenhouse effect) and "Primary Energy Demand" (a measure used by Keurig to show the total amount of energy extracted from the earth or produced via renewable methods) attributable to the various life-cycles of K-Cup pods.

In addition to its assessment of the environmental impact of K-Cup pods, the Keurig Report also details Keurig's evaluation of new pod designs, including compostable pod options, addressing another concern identified in the Proposal. As noted on page 30 of the Keurig Report, Keurig has yet to find a compostable pod that meets its standards for beverage freshness, quality and taste because compostable pod designs don't adequately protect ingredients from moisture and oxygen. Further, per the Keurig Report, most compostable products don't degrade in home settings, instead requiring sophisticated municipal facilities that are not currently readily available in the United States. Accordingly, through comprehensive testing of the pod size, materials and ease of sorting at recycling facilities, Keurig developed a new K-Cup pod design made from polypropylene #5 plastic, which is accepted for recycling in the majority of communities in the United States and Canada. In connection with the design of the recyclable K-Cup pod, and as detailed on pages 24-28 of the Keurig Report, Keurig ran trials in three large U.S. material recovery facilities to ensure that the small K-Cup pods could be effectively sorted by existing recycling infrastructure. Keurig has been conducting additional studies to improve the recovery rate during fiscal 2016 and intends to convert more than 100 packaging lines across its eight manufacturing facilities in North America to produce the new recyclable pods, consistent with its stated goal of having 100 percent of K-Cup pods recyclable by 2020. As stated on page 36 of the Keurig Report, Keurig projects a 2 percent reduction in its overall greenhouse gas footprint once all K-Cup pods are recyclable.

By providing an assessment of the environmental impact of K-Cup pods, addressing the downfalls of alternative packaging options and identifying the goal of having 100 percent of K-Cup pods recyclable by 2020, the Keurig Report provides information that is not otherwise


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available to the Company to address the Proposal's underlying concern and essential objective of a public report detailing the environmental impact of continued use of K-Cup pods brand packaging.

Accordingly, the Company believes that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the underlying concern and essential objective of the Proposal have been substantially implemented through the Company's publication of the Sustainable Packaging Statement, which also refers readers to the information, such as the Keurig Report, available from Keurig on Keurig's website. The Company directs interested stakeholders to the publicly available Keurig Report because it provides additional information regarding the environmental impact of K-Cup pods and potential alternative manufacturing and design considerations that would not otherwise be accessible to the Company. Accordingly, the Sustainable Packaging Statement, including the information contained on Keurig's website referenced therein (such as the Keurig Report), compares favorably to what would be achieved in a report produced by the Company in accordance with the Proposal and the Proposal may therefore be excluded pursuant to Rule 14a-8(i)(10).

The Proposal may be properly excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Background

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." In accordance with Rule 14a-8(i)(7) and the precedent discussed below, the Proposal is excludable because it relates to the Company's ordinary business operations consisting of the products that the Company offers and the Company's policies regarding those products and there is not a sufficient nexus between the focus of the Proposal and the Company such that the Proposal transcends the Company's day-to-day business matters.

When adopting amendments to Rule 14a-8 in 1998, the Commission explained that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release. In support of this objective, the 1998 Release described two "central considerations" for the exclusion of a proposal under the ordinary business exception. The first was that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. 1998 Release. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." 1998 Release. The Commission further indicated that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." 1998 Release.

The Staff recently provided further clarification on its interpretation of the ordinary business exclusion, noting that the "analysis should focus on the underlying subject matter of a proposal's request for board or committee review regardless of how the proposal is framed." Staff Legal





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Bulletin No. 14H (October 22, 2015) ("SLB 14H"). This approach is consistent with the Staff's previously expressed view that proposals seeking a report from a company's board of directors are excludable under Rule 14a-8(i)(7) when the subject matter of the report relates to ordinary business matters. *See* Commission Release No. 34-20091 (August 16, 1983).

There are some occasions, however, where a shareholder proposal that relates to ordinary business matters cannot be excluded pursuant to Rule 14a-8(i)(7) because the proposal focuses on a significant policy issue. *See* SLB 14H. The Staff recently reiterated its stance on this exception, noting that "proposals focusing on a significant policy issue are not excludable under the ordinary business exception 'because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.'" SLB 14H. However, the determination as to whether the significant policy exception applies to a particular proposal will depend, in part, "on the connection between the significant policy issue and the company's business operations." SLB 14H. There must be a "significant nexus between the nature of the proposal and the company" such that the policy issue raised by the proposal transcends the company's day-to-day business matters. Staff Legal Bulletin 14E (October 27, 2009) ("SLB 14E").

The Proposal is excludable because it relates to the products that the Company offers and the Company's policies regarding those products, a fundamental component of the Company's ordinary business operations.

The Staff has consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(7) when the proposals requested reports concerning the sale of particular products by a company. For example, in *Amazon.com, Inc.* (March 17, 2016) a shareholder proposal requested that the company prepare a report on its policy options "to reduce potential pollution and public health problems from electronic waste generated as a result of its sales to consumers, and to increase the safe recycling of such wastes." In its no-action request, the company suggested that the proposal sought to intervene into its policy decisions regarding the offering of services to recycle products that are sold through its website, which, the company argued, are decisions that are part of the company's ordinary business operations consistent with prior Staff precedent concurring with the exclusion of shareholder proposals relating to a company's products and services and the use of such products by third parties. *See Amazon.com, Inc.; see also FMC Corp.* (February 25, 2011) (concurring in the exclusion of a proposal that dealt with the use of a company's products by third parties, noting that the proposal related to "products offered for sale by the company"). The Staff ultimately concurred in the exclusion of the proposal, noting that "the proposal relates to the company's products and services and does not focus on a significant policy issue." *Amazon.com, Inc.* Similarly, in *Wal-Mart Stores, Inc.* (March 24, 2006) a shareholder proposal requested a report "evaluating [c]ompany policies and procedures for systematically minimizing customers' exposure to toxic substances in products" sold by the company. In its no-action request, the company argued that "decisions concerning the selection of products to be sold in the [c]ompany's stores and clubs are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders." *Wal-Mart Stores, Inc.* The company also noted that "[t]he ability to make business decisions as to product inventory is fundamental to management's ability to control the operations of the Company, and, as such, is not appropriately transferred to the Company's shareholders." *Wal-Mart Stores, Inc.* The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting that the proposal related to the company's "ordinary business operations (i.e., sale of particular products)." *Wal-Mart Stores, Inc.*

The Proposal requests that the Company issue a public report assessing the environmental impacts of continued use of K-Cup pods brand packaging. The Proponent states that "the report should include . . . to the extent possible, goals and a timeline to either phase out this type of packaging or find an environmentally friendly alternative." As noted above, the Proponent's request for a report should not limit the availability of Rule 14a-8(i)(7) as a basis for exclusion of the Proposal, as the Staff focuses its analysis on the underlying subject matter of the proposal. *See* SLB 14H. Here, the underlying subject matter of the Proposal focuses on the continued use of K-Cup pods brand packaging. Accordingly, like the proposals presented in *Amazon.com, Inc.* and *Wal-Mart Stores, Inc.*, the Proposal seeks to interfere with and restrain the Company's decision making regarding the particular products that it offers for sale and may therefore be excluded pursuant to Rule 14a-8(i)(7). First, like the proposal in *Amazon.com, Inc.* that sought a report on policy options to minimize waste generated by product sales to consumers, the Proposal relates to third-party use of products sold by the Company and seeks to interfere in the Company's decision making regarding the recyclability of its product offerings. Like the proposal in *Amazon.com, Inc.*, the Proposal attempts to revise the Company's policies with respect to its product offerings, a decision that requires an analysis exceeding the scope of shareholder expertise and experience. Such decisions are instead a proper function for management who has the requisite knowledge and resources to appropriately analyze and weigh relevant factors in light of the Company's business operations. Second, similar to the proposal in *Wal-Mart Stores, Inc.* that called for a report evaluating policies and procedures for minimizing customers' exposure to toxic substances in products sold by the company, the Proposal directly impacts the selection of products offered by the Company, which involves decisions that are "inherently based on complex business considerations that are outside the knowledge and expertise of shareholders." *Wal-Mart Stores, Inc.* Accordingly, consistent with the precedent discussed above whereby decisions regarding the sale of products and the policies regarding such products have been considered part of a company's ordinary business operations, the Proposal deals with the Company's ordinary business operations because it directly relates to the offering of Dunkin' Donuts branded K-Cup pods and the Company's policies regarding such product, and may therefore be excluded under Rule 14a-8(i)(7).

The Proposal may also be excluded because it seeks to micro-manage the Company.

In accordance with the considerations set forth in the 1998 Release, the Proposal can also be excluded because it seeks to micro-manage the Company's sustainable packaging initiative and relationship with Keurig, the Company's supplier and manufacturer of the Dunkin' Donuts branded K-Cup pods. Recognizing the environmental importance of sustainable packaging, the Company released its Sustainable Packaging Statement to detail efforts undertaken by the Company to improve packaging across the Dunkin' Brands product lineup—from Dunkin' Donuts coffee cups, bagel bags, donut boxes and napkins, to Baskin-Robbins pink spoons, cone wrappers and yogurt cups. The Sustainable Packaging Statement also includes information regarding Keurig and its public intention of ensuring 100 percent of K-Cup pods are recyclable by 2020. By requesting a report limited solely to the environmental impact of K-Cup pods, the Proposal attempts to micro-manage the Company's efforts to improve product packaging across its product lineup by forcing the Company to direct significant attention and resources to one small subset of packaging that is not in the direct control of the Company. This could act to the


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detriment of the Company's relationship with Keurig as well as divert resources from the Company's ongoing sustainable packaging research and initiatives. The decision on how best to direct the Company's limited resources to continue to improve product packaging across the Dunkin' Brands product lineup and the Company's ongoing relationship with Keurig both involve decisions of a complex nature upon which shareholders, as a group, are not in the best position to make an informed judgment. Accordingly, consistent with the standards articulated in the 1998 Release, the Proposal seeks to micro-manage the Company and may therefore be excluded under Rule 14a-8(i)(7).

The Proposal does not involve a significant policy issue with respect to the Company's business operations.

The Staff has previously stated that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." SLB 14E. While the Proposal relates to the environmental impact of the use of K-Cup pods brand packaging, there is not a sufficient nexus between this environmental issue and the Company because the Company is not involved in the manufacture or disposal of K-Cup pods and its business operations do not directly result in the environmental concern raised by the Proponent. Accordingly, the Proposal remains excludable under Rule 14a-8(i)(7).

In *Amazon.com, Inc.*, the company sought to exclude a proposal requesting a report on policy options to minimize waste generated by product sales to consumers under Rule 14a-8(i)(7). In its request to exclude the proposal, the company noted that the proposal was not focused on the company's own operations but instead related to what the company's customers did with products after they were purchased from the company. *See Amazon.com, Inc.* The company suggested that any policy issues raised by the proposal were not significant with respect to the company's business operations because the company was not in the business of waste disposal and the safe recycling of such waste had no direct connection to the company's operations. *See Amazon.com, Inc.* The Staff ultimately concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(7). *See Amazon.com, Inc.*

The Proposal does not focus on a policy issue significant to the Company's business operations. As evident by the Proponent's focus on the non-recyclable nature of K-Cup pods in the Proposal's "Whereas" statements, the Proposal appears to be primarily concerned with the environmental impact caused by the disposal of K-Cup pods by consumers. Accordingly, identical to the proposal in *Amazon.com, Inc.*, the Proposal is not concerned with the Company's own operations, but focuses on what consumers do with K-Cup pods after their use. Because the Company is not involved in the manufacture or disposal of K-Cup pods, the environmental impact of continued use of K-Cup pod brand packaging does not relate to the Company's own operations and does not raise a significant policy issue significant enough to transcend the Company's day-to-day business matters. The Proposal is therefore excludable under Rule 14a-8(i)(7).

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The Proposal may be properly excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a proposal may be omitted from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. Accordingly, the Staff will permit the exclusion of all or part of a shareholder's proposal or the supporting statement if "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (September 15, 2004). When applying this standard, the Staff has allowed the exclusion of entire shareholder proposals when materially false and misleading factual statements in the supporting statement misrepresent the fundamental premise of the proposal and render the proposal as a whole materially false or misleading. For example, in *Ferro Corporation* (March 17, 2015) the Staff concurred with the exclusion of a proposal requesting that the company reincorporate in Delaware because the statement in support of the proposal misrepresented several differences between Ohio and Delaware law, which was the fundamental premise of the proposal, thus rendering the entire proposal materially false and misleading. Similarly, in *State Street Corporation* (March 1, 2005) the company sought the exclusion of a proposal that purported to exempt the company from certain specified provisions of state law that were not applicable to the company. The company argued that the proposal was based upon a false premise that made it materially misleading and the Staff declined to recommend enforcement action. *See State Street Corporation.*

The Proponent's assertion in the first "Whereas" clause of the Proposal that "a large part of revenue was derived from the sale of 'K-Cup' pods brand product packaging" is a materially false and misleading statement that misrepresents the fundamental premise of the proposal. For the nine months ended September 24, 2016, revenues reported as "Other," which includes revenues earned through certain licensing arrangements with third parties in which the Company's brand names are used, including the licensing fees earned from the Dunkin' Donuts branded K-Cup pods, revenues generated from online training programs for franchisees and revenues from the sale of Dunkin' Donuts products in certain international markets, combined to account for only 6.4 percent of total Company revenues. By stating that K-Cup sales represent "a large part" of the Company's revenues, the Proponent misleads shareholders by exaggerating the potential impact that Dunkin' Donuts branded K-Cup pods have on the environment and the potential impact that declining sales of K-Cup pods could have on overall revenues earned by the Company.

Additionally, the Proponent's assertions that "it was announced in July 2016 that more than 300 million Dunkin' K-Cup pods were sold in the first year since being made available at retail outlets nationwide" and that "there were enough K-Cups discarded in 2014 to circle the earth more than 10 times," which appear in the second and third "Whereas" clauses of the Proposal, respectively, are materially misleading statements that together misrepresent the fundamental premise of the proposal. The Proponent's proposal fails to inform shareholders that there were an estimated 9.8 billion K-Cup pods sold during 2014, meaning the Dunkin' Donuts branded K-Cup pods represent only approximately 3 percent of total K-Cup pod sales. By failing to provide shareholders with an estimate of the market share represented by Dunkin' Donuts branded K-Cup pods, the Proponent's assertion regarding the number of times discarded K-Cup pods can



circle the earth becomes materially misleading by insinuating that Dunkin' Donuts branded K-Cup pods produced a substantial proportion of such waste.

The aforementioned false and misleading statements directly relate to the Proposal's fundamental premise by suggesting that Dunkin' Donuts branded K-Cup pods have a disproportionately higher environmental impact, therefore necessitating a report commissioned by the Company's Board of Directors. When presented with complete information regarding the limited market share represented by Dunkin' Donuts branded K-Cup pods, shareholders might be more inclined to reach the conclusion that Keurig, the primary manufacturer of K-Cup pods, is better situated to assess their environmental impact and evaluate alternative packaging options or that the Company's sustainable packaging initiatives should focus on other aspects of product packaging that are more significant to the Company's business. Accordingly, the Company believes that the false and misleading statements render the entire Proposal materially false and misleading and, as a result, the Proposal may be properly excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we would appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (781) 737-5015.

We appreciate your attention to this request.

Very truly yours,

Dunkin' Brands Group, Inc.

Ryan Schaffer
Senior Director, Legal Counsel & Assistant Corporate Secretary

cc: Dale Wannen, Sustainvest Asset Management (dale@sustainvestmanagement.com)
Rich Emmett, Chief Legal and Human Resources Officer





130 Royall Street Canton, MA 02021 p 781-737-3000 f 781-737-4000

Exhibit A

PROPONENT'S PROPOSAL

[See attached]

Report on K-Cup Pods

Dale Wannen, President of Sustainvest Asset Management LLC, is the proponent of the following shareholder resolution.

Whereas, Dunkin Brands Corporate Social Responsibility (CSR) states the company is "committed to showing constant improvement in the area of corporate social responsibility. This involves continuous improvement in four areas that govern CSR strategy: Our Guests, Our Planet, Our People and Our Neighborhoods" yet a large part of revenue was derived from the sale of "K-Cup" pods brand product packaging which is not recyclable nor compostable and new studies suggest plastic packaging that reaches the ocean is toxic to marine animals and potentially to humans.

Whereas, it was announced in July 2016 that more than 300 million Dunkin' K-Cup pods were sold in the first year since being made available at retail outlets nationwide.

Whereas, according to "Kill the K-Cup", an ad campaign against the product, there were enough K-Cups discarded in 2014 to circle the earth more than 10 times.

Whereas, the #7 plastic used in Dunkin Brand K-Cups is a mix of plastics which is what makes it a problem for recycling.

Whereas, K-Cups have been confirmed to be BPA-free and made of "safe" plastic, but some studies show that even this type of material can have harmful effects when heated. When you come into contact with these plastic chemicals, they can act like estrogen in your body, negatively effecting hormones. The plastics can find their way into landfills to be incinerated or into the world's oceans where plastics concentrate and transfer toxic chemicals such as polychlorinated biphenyls and dioxins into the marine food web and potentially to human diets.

Whereas, officials in the city of Hamburg, the second-largest city in Germany are now banning the use of K-Cups from all government buildings due to "causing unnecessary resource consumption and waste generation and often contain polluting aluminum...We in Hamburg thought that these shouldn't be bought with taxpayers' money."

Whereas, recent financial data shows that Americans have decreased the amount of K-Cup's usage. Manufacturers of these cups, Keurig Green Mountain Inc. and JM Smucker, saw a decrease in pod sales during the fourth quarter of 2015, which could suggest future declines. With Dunkin Brands sharing 50 percent of the profits earned through the sale of K-cups with its franchisees this could not only pose an environmental threat but also a threat to the bottom line.

Whereas, several recyclable or compostable alternative pods have been brought to the market which could be considered by Dunkin Brands.

RESOLVED: Shareowners of Dunkin Brands request the Board to issue a report at reasonable cost, omitting confidential information, by October 1, 2017 assessing the environmental impacts of continuing to use K-Cup Pods brand packaging.

Supporting Statement: Proponents believe the report should include an assessment of the reputational, financial, and operational risks associated with continuing to use K-Cup packaging and, to the extent possible, goals and a timeline to either phase out this type of packaging or find an environmentally friendly alternative.


dunkin'
brands

Exhibit B

SUSTAINABLE PACKAGING STATEMENT

[See attached]


dunkin'
brands

SUSTAINABLE PACKAGING

Together with our franchisees and our suppliers, we continuously assess our packaging – from our Dunkin' Donuts coffee cups, bagel bags, donut boxes and napkins, to our Baskin-Robbins pink spoons, cone wrappers, yogurt cups and more – and look for opportunities for continuous improvement.

Over the past few years, we have reduced the amount of waste generated by the items our guests use the most. For example, the napkins in our U.S. Baskin-Robbins and Dunkin' Donuts restaurants are made with 100% recycled content and are recyclable, biodegradable and compostable. Our Baskin-Robbins paper bags are also recyclable, biodegradable and compostable, as are our waffle cone paper wrappers. In 2014, we transitioned our U.S. Dunkin' Donuts bagel bags to 100% recycled paper and our Baskin-Robbins pink spoon to a recyclable spoon made of #5 polypropylene plastic. In addition, our partner Keurig Green Mountain, which manufactures our Dunkin' Donuts K-Cup® pods, has publicly stated its intention of ensuring 100% of K-Cup pods are recyclable by 2020 (for more information about Keurig's journey, please see their website).

In 2014 we set a goal to identify an alternative to our Dunkin' Donuts foam cup and stated we intended to have a plan in place by the end of 2015 to gradually transition from foam in the future. Based on our efforts to date, we believe that an expanded recyclable polypropylene (#5 plastic) cup is currently the best available alternative to foam, and we are using this cup in restaurants located in municipalities that have imposed a foam ban. This cup is the result of a number of years of research by Dunkin' Donuts to find a cup that would keep beverages hot, hands cool and be accepted in many municipal recycling programs.

However, this #5 polypropylene cup does not fully satisfy all our criteria for performance, environmental impact and cost. Customer feedback has indicated that many are not satisfied with the lid on the new cup. In addition, this lid is made from High Impact Polystyrene (HIPS), which is not accepted in many municipal recycling programs and is also banned by many communities. Lastly, the cup and lid combination is significantly more expensive than our current polystyrene cup and lid set.

As such, while we remain committed to finding a long-term recyclable alternative to the foam cup, we are not prepared to transition fully out of foam at this time. We think this decision makes sense for both our customers and our franchisees. We will continue to test all available cups and lids until we have found the best solution based on performance, environmental impacts and cost.